DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 15, 2007

Edward J. Samorajczyk, Jr.
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/15/2007

Re: EDAC Technologies Corporation
Incoming letter dated January 26, 2007

Dear Mr. Samorajczyk:

This is in response to your letter dated January 26, 2007 concerning the shareholder proposal submitted to EDAC by William B. Bayne, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 2 8 2007
THOMSON
FINANCIAL

Enclosures

cc: Richard D. Carter
Carter & Lay, PLLC
803 Prince Street
Alexandria, VA 22314

07042321

ROBINSON & COLE LLP

EDWARD J. SAMORAJCZYK, JR.

280 Trumbull Street
Hartford, CT 06103-3597
Main (860) 275-8200
Fax (860) 275-8299
esamorajczyk@rc.com
Direct (860) 275-8207

Via Federal Express

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EDAC Technologies Corporation – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of William B. Bayne, Jr.

Ladies and Gentlemen:

This letter is submitted on behalf of EDAC Technologies Corporation, a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), in order to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the Company's proxy materials for the Company's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposal was submitted by William B. Bayne, Jr. (the "Proponent") through his attorney, Richard D. Carter, of Carter & Lay, PLLC.

Specifically, we respectfully request, on behalf of the Company, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2007 Proxy Materials for the reasons set forth below. A copy of the Proposal and correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) of the Act, six copies of this letter and its attachments are enclosed. The Company is simultaneously providing the Proponent with a copy of this submission.

<u>The Proposal</u>:

A copy of the Proposal is attached to this letter, but for ease of reference, the text of the resolution contained in the Proposal is set forth below:

"RESOLVED, that the following shareholders be nominated to run for the Board of Directors of EDAC Technologies Corporation at the Annual Meeting:

Law Offices
BOSTON
HARTFORD
NEW LONDON
STAMFORD
WHITE PLAINS
NEW YORK CITY
SARASOTA
www.rc.com

John W. Moses, 3616 North Albemarle Street, Arlington, VA 22207. Private Investor; 477,000 shares.

Gregory N. Wynn, 126 Sawtooth Lane, Ormond Beach, FL 32174. Branch Manager, Raymond James Financial Services; 150,000 shares.

William Paine, 3806 Chanel Rd. Annandale, VA 22003. President, Precision Turf Management; 63,220 shares.

Robert Burke, CPA, 6279 Franconia Road, Alexandria, VA 22310.

William B. Bayne, Jr. B.S. in Accounting, Mount St. Mary's College. President, Crystal City Restaurant, Crystal City Sports Pub, Vice President, Highlander Motor Inn. Former Director, 2003-2006; Direct and indirect, 300,208 shares."

The Proposal is Excludable Pursuant to Rule 14a-8(i)(8):

The Company seeks to omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(8) of the Act because the Proposal relates to an election for membership on the Company's board of directors.

Specifically, the Staff has consistently taken the position that Rule 14a-8(i)(8) of the Act permits the exclusion of a shareholder proposal that seeks to nominate specific individuals to a company's board of directors. *See* Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the upcoming proxy vote); Exabyte Corporation, SEC No-Action Letter (Jan. 23, 2002) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the next election of directors); NetCurrents, Inc., SEC No-Action Letter (April 25, 2001) (permitting exclusion under Rule 14a-8(i)(8) of the Act for a shareholder proposal that nominated two specific individuals for election to the company's board of directors).

The Proposal submitted by the Proponent nominates the Proponent and four other individuals for election to the Company's board of directors. When a shareholder's proposal clearly nominates specific individuals for election to a company's board of the directors, the Staff has consistently indicated that the proposal may be excluded pursuant to Rule 14a-8(i)(8) of the Act.

For the foregoing reasons, the Company intends to exclude the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(8) of the Act. We respectfully request a response from the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proposal from its 2007 Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Company's 2007 Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

* * *

Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed envelope.

Very truly yours,

Edward J. Samorajczyk, Jr.

Copy to: Mr. William B. Bayne, Jr. – via Federal Express
Richard D. Carter, Esq. – via Federal Express
Mr. Daniel C. Tracy, Chairman, EDAC Technologies Corporation – via Email (pdf)

Exhibit A

Proposal and Correspondence

☐ 803 PRINCE STREET
ALEXANDRIA, VA 22314
703-549-0076 VOICE
703-549-0016 FAX
WWW.CARTERLAY.COM

CARTER & LAY, PLLC
ATTORNEYS AND COUNSELORS AT LAW

December 18, 2006

Glenn L. Purple
Corporate Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

William B. Bayne, Jr. is the direct and indirect owner of 300,208 shares of stock. I enclose verification of ownership in the form of an affidavit of ownership of shares.

Mr. Bayne is filing the enclosed resolution for action at the next stockholder meeting. This request is pursuant to the express requirements of the Amended and Restated By Laws of EDAC Technologies Corporation. He submits it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that Mr. Bayne is the sponsor of this resolution. He will attend the stockholders meeting to move the resolution as required by the SEC rules. He will continue to hold shares in the company through the stockholders meeting.

Please feel free to call me if you have any questions about this resolution.

Sincerely,

Richard D. Carter.

Encl. Shareholder Resolution
Affidavit of Share Ownership
cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance

MS 3-3
450 Fifth St. N.W.
Washington, D.C. 20549

SHAREHOLDER PROPOSAL: New Directors Nominees

William B. Bayne Jr. of Arlington, VA, who owns directly and indirectly 300,208 shares of EDAC stock, has given the Company notice that he intends to present the following proposal at the annual meeting.

RESOLVED, that the following shareholders be nominated to run for the Board of Directors of EDAC Technologies Corporation at the Annual Meeting:

John W. Moses, 3616 North Albemarle Street, Arlington, VA 22207. Private Investor; 477,000 shares.

Gregory N. Wynn, 126 Sawtooth Lane, Ormond Beach, FL 32174. Branch Manager, Raymond James Financial Services;150,000 shares

Will Paine, 3806 Chanel Rd. Annandale, VA 22003. President, Precision Turf Management; 63,220 shares.

Robert Burke, CPA, 6279 Franconia Road, Alexandria,VA 22310

William B. Bayne , Jr. B.S. in Accounting, Mount St. Mary's College. President, Crystal City Restaurant, Crystal City Sports Pub, Vice President, Highlander Motor Inn. Former Director, 2003-2006; Direct and indirect, 300,208 shares.

BROWN ADVISORY

GEORGE GRAYSON
MANAGING DIRECTOR

PHONE: (202) 263-0713
FAX: (202) 263-0753
GGrayson@BrownAdvisory.com

December 13, 2006

To Whom It May Concern:

As of the close of business on 12/13/06, William B. Bayne, Jr. owned — directly or indirectly — 300,208 shares of EDAC Technologies. This amount reflects shares owned by his children, Twenty Third Street Corp. (William B. Bayne, Jr., President), as well as those shares owned by Mr. Bayne individually.

Account No. 1417-7469
166,322 shares

Account No. 1417-7511
7,996 shares

Account No. 8317-5744
52,500 shares

Account No. 2002-7797
49,500 shares

Account No. 2043-8632
22,890 shares

Account No. 1388-3878
1,000 shares

Total Shares: 300,208

Sincerely,

George Grayson

Subscribed and sworn to before me, in my presence, this 13 day of December, 2006, a Notary Public in and for the District of Columbia

Christine M. Williams
Notary Public

My commission expires March 14, 2010

CHRISTINE M. WILLIAMS
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires March 14, 2010

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.